COLORADO INCOME HOLDINGS, INC

7899 SOUTH LINCOLN COURT

SUITE 205

LITTLEON, CO 80122

August 30, 2013

Michael R. Clampitt, Senior Counsel
United States
Securities and Exchange Commission
Washington, DC  20549

Re:          Colorado Income Holdings, Inc.
Registration Statement on Form S-1 Filed July 23, 2013
File No. 333-190083

Dear Mr. Clampitt:

We are in receipt of your letter dated August 19, 2013 and are responding to your comments as outlined below:

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  We have not communicated to any potential investors to date, and neither has anyone authorized on our behalf. There have been no research reports about our business or company by any brokers or dealer, as there are to date none participating in our offering.

Prospectus Cover Page

2. We note the “red herring” language above the heading. Please advise whether any preliminary distribution has be made of the Prospectus.

RESPONSE: There has been no preliminary distribution of the Prospectus.

3. Expand to state that you are a development stage company with no operating history or revenues and that there is substantial doubt about your ability to continue as a going concern audit opinion.

RESPONSE: We have made this disclosure per your request on page 4.

4. Also, expand to state that the company is 100% owned and controlled by Mr. Bonn.

RESPONSE: We have made this disclosure per your request on page 4.

5. Revise to disclose that this is a best efforts offering and no minimum amount of notes must be sold. In addition, disclose the ending date of the offering.

RESPONSE: We have made this disclosure per your request on page 4.

Risk Factors

6. We note your statement that you are a development stage company with limited operations. Please revise your summary financial information and the financial statements to comply with ASC 915 or advise us.

RESPONSE: Our auditor has updated our financial statements and notes per your comment.

Risks Relating to Our Business

7. Revise Risk Factors 9 and 10 so that the heading more accurately describes the substance of the narrative that follows. In this regard, risk factor 9 might be more accurately headed by, “We will be unsuccessful unless we generate returns sufficient to repay the notes” or another similar heading. Risk factor 10 might be captioned, “Additional financing may be necessary to meet loan repayments” or other similar captions.

RESPONSE: We have made this revision per your request on page 11.

8. Revise the subheadings of Risk Factors 12 and 14 to be less generic and more specific to your business or company.

RESPONSE: We have made this disclosure per your request on page 12.

9. Revise the narrative of Risk Factors 13 and 14 to eliminate the mitigating and qualifying language, as it is inappropriate in the risk factors section.

RESPONSE: We have made this disclosure per your request on page 12.

10. Add risk factors and expand the discussion in your business section on page 20 to address the risk of making loans at 70% or less of the value of the asset securing the loan and the risks and degree of risk associated with your intended loan types; including, fix and flip, short sales, REO properties, non-performing real estate notes, foreclosures, etc.

RESPONSE:  We have updated the risk factors section and the business section pursuant to your comments. Please see pages 13 and 21.

We are a d evelopment st age compan y with limited operatin g histor y…, p a ge 9

11. The staff notes that the company states that they have generated limited revenues to date. Please revise the risk factor to state that the company has generated no revenues to date.

RESPONSE: We have made this revision per your request on page 9.

The Company may work with less sophisticated, experienced or financially..., page 12

12. Expand this risk factor or add an additional risk factor to more fully disclose the risks of the non-conventional lending you intend to engage in to persons with low credit scores or for whom conventional loans are unavailable.

RESPONSE: We have made this revision per your request on page 12.

Risks Relating to This Offering

Our Notes a re not insured or gu arant eed b y the FD IC…, p a ge 14

13. You state that you have limited equity.  In fact, you have negative equity.  Revise the risk factor to disclose that the company has negative equity due to operating losses and minimal contributed capital.

RESPONSE: We have made this revision per your request on page 14.
Events of Default, page 17

14. The disclosure references only the failure to pay the 10% interest. Please address failure to pay the higher rates of interest of 11, 12 or 13%.

RESPONSE: We have made this revision per your request on page 17.

Management’s Discussion and Anal ysis of Fin anc ial Condition…, page 18

15. Please expand the disclosure to address the company’s critical accounting policies. With regard to the adoption of new accounting standards, we note you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), and that you have provided a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please expand the filing to state in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE:  We have updated the MD&A section in the Prospectus per your comments. Please see page 18.

Description of the Business, page 20

16. Expand to discuss your intended market area, including geographic, population and demographic information such as age, income, and real estate and employment conditions or other information that is material to your proposed business.

RESPONSE: We have made this revision per your request on page 21.

17. Revise to discuss how the business will be conducted from a marketing aspect. How will the notes be marketed and how will the loans be made, processed, and serviced.

RESPONSE: We have made this revision per your request on pages 21-22.

18. Revise to disclose whether any related party loans or other matters are permissible or not. If so, briefly describe.

RESPONSE: We have made this revision per your request on page 20.

19. Revise to disclose the regulations regarding the types of loans you will make in the jurisdictions in which you will make the loans.

RESPONSE: We have made this revision per your request on page 23.

Directors, Executive Officers, Promoters and Control Persons, page 25

20. Expand the biographical summary of Mr. Bonn’s business experience to specifically disclose his age and how and where he has been employed or engaged during the past 5 years.

RESPONSE: We have made these disclosures per your request on page 25.

21.      Identify Mr. Bonn’s referenced companies and briefly describe their business history.

RESPONSE: We have made these revisions per your request on page 26.

Summary Compensation Table, page 27

22. Noting the $100,000 paid to Mr. Bissonette, advise the staff as to why the amounts are not reflected in the financial statements and explain if this is part of the marketing fee or actually salary.

RESPONSE: We have updated the financial statements to include this salary and included a footnote in the Summary Compensation Table more fully describing the payment terms. We have also attached Mr. Bissonnette’s employment agreement as an exhibit to the Prospectus. Please see page 28.
Plan of Distribution, page 28

23. Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

RESPONSE: We have made this revision per your request on page 29.

Certain Relationships …, page 29

24. Revise to disclose the material terms of the Marketing and Lead Generation Services Agreement and name it as such herein. In addition, noting the date of the Agreement, May 6, 2013, revise to indicate the Agreement terminates on May 5, 2015.

RESPONSE: We have made this disclosure per your request on page 30.

25. We note the statement that MLG Marketing will provide marketing services to the company at a rate of $150,000 for the term of the offering. Please advise the staff if these expenses will be paid from the proceeds of the offering and, if so, include these expenses under the title Use of Proceeds appearing on page 17 and in Part II - Information Not Required in the Prospectus under Item 13. Other Expenses of Issuance and Distribution, as applicable.

RESPONSE: We have made this revision per your request on pages 23 and 30.

Financial Statements

Independent Auditor’s Report, page 35

26. Please revise the independent auditor’s report under the title Report on the Financial Statements and under the title Opinion to refer to the financial statements audited and to refer to each period for which audited financial statements are provided.

RESPONSE: We have included an updated independent auditor’s report to include your requests. Please see page 36.

27. Please revise the independent auditor’s report to contain a clear statement as to the scope of the audit. In this regard, the audit report must include representations that the audit is conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) for issuers.

RESPONSE: We have included an updated independent auditor’s report to include your requests. Please see page 36.

Balance Sheet, page 36

28. Please revise the column title June 2013 to be June 30, 2013.

RESPONSE: We have made this revision per your request.

29. Please revise the line item titled Common stock, $0.00 par value to read Common stock,
$0.001 par value to be consistent with the disclosure appearing in the Description of Securities – Common Stock appearing on page 31. In addition, revise the par value and additional paid-in-capital amounts, accordingly.

RESPONSE: We have made this revision per your request.

Statement of Operations, page 37

30. Please revise the column titled period ended June 30, 2013 here and in the Statement of Cash Flows appearing on page 38 to the year ended June 30, 2013.

RESPONSE: We have made this revision per your request.

Statement of Stockholder s’ Equit y, pa ge 39

31. Please revise the Statement of Stockholders’ Equity to be the Statement of Stockholders’ Deficit and report the issuance of 1,000,000 shares of common stock at a par value of $0.001 for $1,000.  Expand the notes to the financial statements to state the nature of this stock issuance and  state how fair value was determined for these shares.  Please also disclose the number of shares issued to the founder for his cash contribution of $10,000.

RESPONSE: We have made this revision per your request.

Note 1. Organization, Operations and Summary of Significant Accounting Policies

32. The staff notes the statement that the company was formed to engage in the sale of long term notes which appears inconsistent with the offering. Please advise or revise, as applicable.

RESPONSE: We have made this revision per your request.

Going Conc ern and M an agements’ Plans, page 41

33. Please expand  to state the details of the company’s  plan to remove the threat to the continuation of its business pursuant to AU Section 341. In this regard, the plan may include a “best efforts” offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable the company to remain viable for at least the 12 months following the date of the financial statements being reported on.

RESPONSE: We have made this revision per your request.

Item 15. Recent Sale of Unregistered Securities, page 43

34. Please revise the disclosure to state that common stock was issued at a par value of $0.001 and disclose the assumed fair value of the common stock issued to the founder.

RESPONSE: We have made this revision per your request.

Legal Opinion

35. Revise to use the opinion required for debt. In this regard, the opinion should indicate the Notes “will be binding obligations of the registrant” and counsel must opine on the law of the jurisdiction governing the instruments.

RESPONSE: Our legal counsel has made this revision per your request.

Sincerely,

/s/ Michael Bonn
President, Chief Executive Officer,
Chief Financial Officer and Chairman
of the Board of Directors
Colorado Income Holdings, Inc.